180 LIFE SCIENCES CORP.

3000 El Camino Real, Bldg. 4, Suite 200

Palo Alto, CA 94306

September 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	180 Life Sciences Corp. (the “Company”)
Registration Statement on Form S-1 originally filed August 31, 2021
(File No. 333-259209) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. EDT on Thursday, September 9, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Michael T. Campoli, Esq., at (212) 326-0468, from the Company’s outside legal counsel for this matter, Pryor Cashman LLP.

Very truly yours,

180 LIFE SCIENCES CORP.

By:	/s/ James N. Woody, M.D., Ph.D.
James N. Woody, M.D., Ph.D.
Chief Executive Officer

cc:	Michael T. Campoli, Esq.